Exhibit 99.2

International Conference Call

JBS S/A (JBSS3)

2Q23 Earnings Results Call

August 15th, 2023

Operator: Good morning, everyone and thank you for waiting. Welcome to JBS S/A and JBS USA second quarter of 2023 results conference call.

With us here today we have Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

This event is being recorded and all participants will be in a listen-only mode during the Company’s presentation. After JBS’ remarks, there will be a question-and-answer session. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

Before proceeding, let me mention that forward-statements are based on the beliefs and assumptions of JBS’ management. They involve risks and uncertainties because they relate to future events and therefore depend on circumstances that may or may not occur.

Now, I’ll turn the conference over to Gilberto Tomazoni, Global CEO of JBS.

Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning, everyone, and thank you for joining this conference call of our Q2 2023 results.

The figures we present today testify to the threat of our diversified global platform and our agility and capacity to implement the necessary operational measure to optimize both our commercial and industrial performance.

We have mentioned it in our previous call, in this quarter we execute a series of important measures to regain efficiency of Seara and US Beef. The first results have started to happen, but still below our expectation. We hope that more significant results will show in the next quarters.

Even when we face a global market marked by an increased supply of poultry and tighter margin of beef business in the United States, the promising prospect we anticipate in 2023 have begun to materialize. And although the global context remain challenging for the protein sector, we have confidence that we have started a gradual recovery of our margins. In this second quarter, we doubled our margin over the first quarter.

Looking ahead, we see a scenario of more balanced poultry supply with potential positive impact on the sector prices. We have also started capturing the decrease in grain price in our cost structure, benefiting our chicken and pork business globally.

Australia is the great example when we speak for the strength of our global diversification by geographic and by protein type. The Q2 figures from JBS Australia show we are already capturing the benefit of a greater supply of cattle, which is reflected in the increase of our margin the region. Continuing in Australia, I'd like to highlight that Huon is performing above our expectation, validating our decision to enter in the aquaculture sector.

In Brazil, the current cattle cycle is also favorable. The expansion of sales and of value-added product strengthened partnership with suppliers and customers, increasing domestic market demand open a new foreign market reinforce our perception of a positive situation for beef in the upcoming quarters.

In the United States, the challenge of beef business will persist for the coming months considering a scenario of tightened margins with a low cattle supply. Our diversification strategy has been complemented by investments in value-added product and strong brands in the countries we operate. In the end of March, we started producing breaded product in our plant in Rolândia, state of Paraná, in Brazil, and the results of this operation are promise.

Even with market challenge, we had a relevant cash flow generation and with that we kept our net dollar debt stable compared to the first quarter of 2023, while investing in expansion of our operation and distributing RUS$2.2. billion in dividends. The increase of our leverage was expected, and we prepared ourselves for this moment, even extended the average terms of our debt, increased liquidity, and reduced the cost of our debt.

All of these factors reinforce our review that JBS has a unique position in the global protein industry, and we believe that the competitive advantage of our diversified global platform have not yet been fully recognized and priced by the market. That's why we see our dual-listing proposal, announced in July, a transformational step to build a new growth avenue just as our IPO was in 2007. Our dual-listing strategy will give us more flexibility to financial our growth and deleverage, in addition to reduced capital costs.

We will have access to a broader investor base with greater financial capacity, favoring the unlocking value of our shares and expanding our investment capacity. With the registration of our bond in the United States, we are now a company regulated by the Security and Exchange Commission and will also disclose our financial results in US dollars. This is aligned with our investors for an easier comparison of our performance against our global peers.

We must also mention that we have begun this August the celebration of JBS 70 anniversary, a company that started as a small butcher in the countryside of Brazil and today one of the largest food company in the world.

We are confident that with the diversification global platform, our culture, and our people, we will continue to generate value for all stakeholders and create opportunities for the communities and for our more than 260,000 employees worldwide.

We also thank you for closely follow our journey and now I hand over to Guilherme, who will detail our results. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Before moving on to the operational and financial highlights, and in addition to the comments already made by Tomazoni on the dual-listing, I would like to emphasize the need for our investors to participate in the shareholders’ meeting that will address this topic. We do not doubt the potential of unlocking value that an event of this magnitude can bring to the company and its shareholders.

Moreover, last year, several bondholders requested that we register the JBS bonds with the SEC. We have attended that request in July, we obtained the effectiveness of the registration of the 11 senior notes that we have. This important step is essential to expand the investor base, increasing liquidity and investors’ confidence.

Since we announced the registration on May 19th, our spread over treasury has dropped approximately 1 percentage point, reducing the company's cost of capital and the interest rates on future funding. With this registration, JBS became a public reporting company disclosing its information to the SEC as of this quarter. We will be filing using the 6K form with financial statements and press release in US dollars. This is aligned, as Tomazoni mentioned, with our investors’ desire to be able to better compare JBS with its international peers. It's also aligned with the company's operating structure, which has the majority of its revenues in dollars.

Therefore, starting next year, JBS will become a Sox compliant, having financial statements in PCAOB standards, will be subject to FCPA compliance, as well as other factors that contribute to the company's governance. And the dual listing has the potential to introduce further governance enhancements.

In June, we also announced the payment of interim dividends in the amount of US$448 million, equivalent to US$0.20 per share. Let's now move on to the operational and financial highlights for the second quarter of 2023 starting with slide 12, please.

Net revenue of the second quarter was US$18 billion. Adjusted EBITDA totaled US$903 million and represents a margin of 5% for the quarter. Net loss of US$53 million for the quarter. As we mentioned on our last earnings call, we were confident in the gradual improvement of results when compared to the weak performance of the first quarter, and this materialized in the second quarter. This confidence of ours is based upon the strategy of geographic and protein diversification, but also on the full confidence of our ability to execute which is fundamental in this industry given that were quickly able to identify our internal issues and address them appropriately.

Please, now move to slide 13. Operating cash flow in the quarter was US$1.1 billion, an important improvement when compared to the first quarter. This result is due to the improvement in the operating income and working capital which had a positive impact of US$355 million. The main gains came from the improvement in Accounts Receivable and reduction in inventories as a result of reduction in the price of raw materials, mainly grains and live cattle in Brazil, and also from the company’s better commercial and operational management.

I would like to highlight here some important updates that we committed in the last quarter. The first is related to grains. We mentioned that we would potentially have a gain of US$240 million in the year in terms of grain prices, now we are estimating US$450 million because, due to the decrease in grain prices, mainly corn, and we already have captured US$150 million this quarter and we project to capture another US$300 million in the second half of the year.

Regarding taxes, demonetization of tax spreads of US$100 million already happened in the second quarter. Additionally, the tax to be refunded of US$85 million in US already had a US$30 million impact in the second quarter and the remaining entered in July and therefore it will appear in the next earnings release.

Finally, we had mentioned a reduction of US$250 million of finished goods inventory for the year and there has already been a reduction of approximately US$110 million in the second quarter. Capital expenditures in the quarter was approximately US$394 million, which 51% relate to maintenance Capex. So, considering the above factors, free cash flow for the quarter was positive in US$366 million.

Moving on to the slide 14, we have the evolution of our debt profile. Net debt at the end of the second quarter was US$16.7 billion, practically stable compared to the first quarter. The Adjusted EBITDA of US$903 million and the improvement in working capital of US$355 million were sufficient to the payments of the dividends in the amount of US$148 million, capital expenditures in the amount of US$394 million and accrued interest of US$263 million.

Net interest expense for the quarter was US$265 million, flat when compared to the previous quarter. It's worth mentioning that 75% of our debt is in the form of dollar-denominated senior notes with a fixed interest rate. Leverage in dollars increased to 4.15, the increase is explained by 56% reduction of the EBITDA of the last 12 months ended in the second quarter when compared to the same period of the previous years. However, our average debt term is quite comfortable in 9.3 years with the first major maturity occurring only in 2027.

Let's now go quickly through the business units. Starting in Seara on slide 15, net revenue for the quarter fell 3% year-over-year, reflecting lower global poultry prices due to a global oversupply. On the other hand, profitability improved sequentially as a result of operational corrections to the problems we faced in the previous quarters. Furthermore, I would like to point out that the new chicken breaded plant inaugurated in the first quarter is at an accelerated pace of production and with good sales performance, further reenforcing the growth of value-added portfolio.

Moving now to slide 16, JBS Brazil registered a stable net revenue in relation to the same period of the previous years. Beef exports reported a growth of 10% in net revenue and 2% in the domestic market in the annual comparison. It's worth noting that the results for the first quarter were impacted by the self-embargo of beef exports to China after the confirmation of an atypical case of BSE. That generated a larger inventory of beef in the domestic market and a decline in exports for the period.

Thus, with the end of the self-embargo and favorable beef cycle in Brazil coupled with a greater international demand for beef, both sales and profitability were positively impacted in the second quarter.

Moving on to slide 17, and in US GAAP from now on, JBS Beef North America net revenue grew 5% year-over-year and EBITDA margin was 1.4%. Although profitability still reflects the turn of the cattle cycle in the annual comparison, the sequential improvement in profitability is a result of a favorable seasonality in the period and the operational and commercial improvements implemented during the quarter.

Moving on to slide 18, we have JBS Australia. Despite the drop in consolidated net revenue in the annual comparison, EBITDA margin grew significantly to 8.6% in US GAAP. This improvement mainly reflects the lower purchase price of live cattle given the greater availability of animals due to a more favorable cycle.

Moving now to JBS USA Pork, net revenue for the quarter was 16% lower compared to the second quarter 2022. The main impact in the business unit continues to be the oversupply of pork in the domestic market, which pressured results for the period. On the other hand, according to the USDA, inventories are on a downward trend, which could benefit the rebalancing of supply and demand in the medium-term.

Pilgrim’s Pride, on slide 20, presented a reduction in net revenue of 7% in the second quarter in the annual comparison. In the USA, despite still an adverse scenario in the prices of products for the use of raw materials (big birds), we were able to improve profitability through a more diversified branded portfolio and our partnership with key customers.

In Mexico, the normalization of supply and demand coupled with the adjustment in the live chicken operation contributed positively to the profitable. Finally, in Europe, the positive trajectory of margin growth continued driven by the ongoing optimization of the manufacturing network, cost recovery efforts, consolidation of back-office activities and increase in partnership with key customers.

With that, I would like now to open to our question-and-answer session.

Question and Answer Sesson

Operator: Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. If you have a question, please press the star key followed by the one key on your touch tone phone at this time. If at any time you would like to remove yourself from the questioning queue, press star two. Please, hold while we gather your questions.

Our first question comes from Lucas Ferreira, with JP Morgan.

Lucas Ferreira: Hi, everyone. Thanks for taking my questions. My first question is regarding the initial comments that Tomazoni made about the dual listing making the company more flexible in the future to grow and also kind of keeping the balance sheet under control.

So, my question is if you already see, the company already sees opportunities in M&A, the company was a bit quieter in terms of M&A over the last few years, I guess you bet a bit more in organic growth as opposed to M&A. So, my question is if you see the market already kind of more favorable or more interesting deals happening potentially this year or next year that could justify eventually the company raising capital to pursue M&A.

And the second question is regarding China. I mean, there were several comments made about the markets in general in the Portuguese call, but I wanted to specifically focus on China, how you see the market there, we've been seeing a very important economic slowdown. If this is, in your view, impacting the protein prices, obviously you have a flavor of inventories in China. Any view that the prices of all proteins (pork, chicken, beef) could be increasing in the second half versus the first half. Thank you.

Gilberto Tomazoni: Thank you, Lucas, for the question. About your question related to M&A, in the last years we made some greenfields because the price of the assets or the target we consider that is a value not great value to us in terms of margin and in terms of multiples. And because of that, we started a process to build greenfields. We see now the market more reasonable, and when you say that this dual listing has a transformational potential like we had in the IPO in 2007, it's the reality, because if we have a great project we can do transformational acquisitions that move our multiples, and this is kind of the acquisition we are looking for in the future. We don't have anything now to that, but for sure, we are creating conditions for that in the future.

I think we have a potential to move our multiples with the right acquisition in terms of value-added or other businesses that we mentioned before that is our strategy to enter in aquaculture. But we don't have anything for now. For now, we are focused to be approved our dual listing, we can think greater after that.

About China – if Wesley can complement, or Guilherme –, we see now in the short-term, we had a decline in terms of price and decline in terms of volume, but it was because of the end of the lockdowns there and because we have BSE in Brazil and then we have this situation that some volumes of meat was in the water and that, you know, [unintelligible] to enter, not enter, and then was approved in the one moment and everything. That created an oversupply for the moment, and now the price decreased.

But we see it from then now the poultry price was recomposed, and then I see that market keep growing because it is structural, we need to focus on the demand for protein. We need to produce till 2050 70% more protein. This is a fact. And in the consumption comes from Asia, it comes from sub-Saharan Africa.

You made a specific question on China. I see that the China consumption of beef keep growing and they will be not affected by this situation now because beef is consumed for the top of the pyramid, and not for the low of the pyramid. And this, for me, is structural, it will be not changed because of the market situation or not because the consumption is too low compared to the other parts of the world. This is one thing.

About beef, about chicken and pork, Pork, you know, 50% of the pork is produced and consumed in China. This will remain. We had the problem before for disease, but this was recomposed now, and I see that will start as they buy it in the past and it’s a small volume compared to the whole consumption there. Of course, it's small volume for China, it's big volume for each other country, for Brazil as well for example. But still, we’ll not be focused to produce parts to supply China. China is opportunity in terms to supply the pork. Other countries there is really an opportunity to supply. And chicken is the same.

I don't know if someone of my colleagues want to complete.

Guilherme Cavalcanti: Let me just put some color. When I joined JBS almost five years ago, the per capita consumption per year of beef in China was 4 kilos per person. Today is 7.8.

Lucas Ferreira: No, nothing to add, Tomazoni.

Gilberto Tomazoni: Thank you.

Lucas Ferreira: Excellent. Thank you very much, you all.

Operator: Thank you. Our next question comes from Andrew Strelzyk, with BMO.

Andrew Strelzyk: Hey, good morning. Thanks for taking the questions. My first one is about the expectations for the margin recovery in Seara for the rest of the year and how you're thinking about the margin potential for that business in the back half. You talked about fee cost benefits, you talked about improving poultry supply demand. What are the other puts and takes? How much more efficiency opportunities are there to recover there that you didn't recapture in this quarter?

Gilberto Tomazoni: Hi, Andrew. Thank you for the question. If you look for our results, the efficiency, the cut in this quarter was around one 1% in terms of EBITDA. But we have already identified from the farms to the processing plants and farms with the feed conversion mortality and the factory is huge and productivity, we see more 3 to 4% opportunity to be captured in this sector. I don’t know if I answered your question.

Andrew Strelzyk: That was part of it. That's very helpful. I guess the rest of it is just, you know, when you think about how much better given the poultry supply demand, given the feed cost, how much is the efficiencies, how much better can the Seara margins be in the back half of the year in your opinion?

Gilberto Tomazoni: It's difficult to say when, but this business, Seara business with the portfolio we have, with the brand we have, our expectation for this business is from 12 to 15. This is the margins that we are focused to have. And of course, the conditions to be there should be more reasonable supply in terms of the market, and I mentioned in the Portuguese call that Seara we have invested R$8 billion in the last four years and now we are starting to ramp up new factories, most of them in value-added. And this, when you start to ramp up, you have cost per kilo higher than the standards because it's the rump up.

We have planned during this year, the second half of the year, we have more one plant to ramp up and the beginning of next year we have more two plants to ramp up. But this creates an additional cost, but they produce much higher EBITDA because we have an example now for breaded product, we ramp up three months ago the plant and we are full capacity already. That was quicker than we expected to be full, and maybe it will be not all of the category at the same, but you can say, look, it's something that we see that Seara in the future we are investing for grow margins because we are investing in value-added.

And what do you expect we expect in Seara? The expectation is 12 to 15, more to 15 than 12.

Andrew Strelzyk: OK, that that's very helpful color. I appreciate it. And if I can squeeze in one more question. Just on the beef businesses outside of the United States, I mean, Brazil is making progress on the margins, Australia put up very, very strong margins. Where are we in the cattle rebuilding cycle in those two markets and how should we expect that to impact margins as we think about the rest of this year and into next year for Australia beef and Brazil beef? Thank you.

Gilberto Tomazoni: Andrew, in Australia and Brazil, both, we are at the beginning of the cycle. We just started; we mentioned that last quarter when the results of Australia was really below our expectation. I mentioned that the herd is in the land, is in the farm, it hasn’t come yet to the processing plant because of the favorable weather conditions to the farmers to keep the cattle at the land. But now, because there is an optimum moment to sell, now the herd, the cattle started to go to the factories, we are in the beginning, Australia we are ramping up our operation. Before we work some plants for three days, now we have five days for weeks, now we are looking for labor to have the second shift in the beginning of next year.

Then we see Australia for good conditions for the next two years. It will be no different from Brazil, we see that the favorable conditions for Brazil for the next two years because both are at the beginning. They are opposite to the US. I think when they are at the end of the cycle, the US starts the new good cycle there. I think this is the beauty of our diversification, because we have in the same business, we have different geography, and we have different moment of the cycle. This is how I put a lot of [unintelligible], this is the strong competitive advantage of JBS to have this diversified platform.

Andrew Strelzyk: Thank you very, very much. I appreciate it.

Operator: Thank you. Our next question comes from Priya Origupa, with Barclays.

Pryia Origupa: Hi Priya Origupa from Barclays. Thank you so much for taking the questions. I was hoping we could start with the pork market in the US. As you mentioned, some of the more recent data seems to be a little bit encouraging. How should we think about margin performance for that trending over the back half of the year? I know you mentioned some of the USDA data for the medium term. I’m trying to get a little bit more of a shorter-term perspective, maybe the next six months or so.

Wesley Batista: Pryia, good morning. Like I said in the Portuguese call, we believe that the third quarter is going to be a good quarter, better than the first half of the year. You know, fourth quarter is too early to tell. For these margins to really change and go back to what historical has been, we still think that there will be the need for a bigger adjustment in number of sows and the total production of pork in the US. So, we are optimistic about third quarter, fourth quarter is not yet clear to us, but we expect that the second half of the year should be better than the first half overall.

Pryia Origupa: As you think about some of the production capacity that's out there, does that need to come down at all? Did it need to be facility closures in order to support what's going on in the pork side?

Welsey Batista: Pryia, from our side, on our end, we have very, very efficient plants, most of our plants are double shift, so this is not from our side and it's very difficult for me to try to estimate what this looks for the rest of the industry. But overall, we are seeing on the production side – not talking here about facilities but talking about the production side – we're seeing more inefficient and older sow facilities coming out of market overall and the newer the facilities being more productive overall. So, we believe that's something that is a trend, but talking about facilities will be very difficult on our side, all of our plants are double shift, very efficient, very stable, stable customer base and stable supply base.

Pryia Origupa: OK, that's helpful. And then, Guilherme, if we could switch a little bit to talking about your free cash flow performance – congratulations on the working capital improvement in the quarter –, as we think about the dividend that was paid in this quarter and the potential for this special dividend to be paid in the fourth quarter, should we anticipate that the company will be able to pay that with cash flow generation, or could there be a need to take on a little bit of extra debt to help fund that?

Guilherme Cavalcanti: Thank you, Priya. We expect that we will be generating free cash flow in the second half to fund this possible special dividends if the dual listing is approved in the General Assembly. So, from now to the time that we would have to pay these dividends, we expect to generate free cash flow basically because of our EBITDA improved and because of the working capital release from the grain side, which we released US$150 million this quarter and we expect more US$300 million of working capital release given the future markets of the grain prices. We also have better margins compared to the first half.

So, we expect to generate cash flow and we would not have need for funding to pay these dividends. However, we may access the market for liability management purposes. As you see in our press release, we have US$2.2 billion of short-term debt and then if we have opportunities to extend this short-term debt, we may do it.

Pryia Origupa: So, if we think about, I guess, that short-term debt – and this brings me to my next question, around your Seara notes to the Agri business receivables certificate – there is a net leverage threshold of 4.75 times in Reais that would limit additional incurrence. Is that something that you could potentially look to address? Are there any concerns that you might come close to this threshold or need a waiver? How should we think about that?

Guilherme Cavalcanti: Hi, Priya. No, there's no concern on that. First, you’re right, the only covenant that remained is on part of this agriculture receivable which complies of around US$1 billion. So, the first is that we can just fund from trade finance or any other capital market and pay these billion dollars. However, as you mentioned, this is in current covenant, and we have several baskets beyond that threshold.

So, if we reach 4,75, let's say, by the third quarter, we still can raise more 1% of our assets plus more 25% of our EBITDA and plus other refinances, and we'll be able to refinance all the debt that we have at that time. So, there's absolutely no concern, especially because, as we mentioned before, we don't expect any funding needs given that we expect free cash flow generation and these agriculture receivables that still have covenants (because we issued them before and granted investment grades) these will be amortizing also in the next years and we can accelerate the amortization with other types of funding.

But given that we think that as of the fourth quarter we start to leverage given that the statistical effects of getting the last 12 months’ EBITDA will be… the statistical effect will be ended in the third quarter, we start to leverage on the fourth quarter and beyond, so this maybe be one or at most two quarter event of being above that threshold.

Pryia Origupa: OK. That's very helpful. And then I think my final question is just a technical one. If the listing goes through – and I realize we still need to sort of get past that in the coming months –, but if that were to happen, should we expect you to move the bonds to that listed entity as well as you think about sort of better aligning your capital structure? Thank you.

Guilherme Cavalcanti: Yes, we have this possibility in our documentation, US will always be a co-issuer, but we can move the Luxembourg issue to the Dutch company, but we don't have any urgency in doing that. But it's because the financials that will be filing in SEC as of this quarter, it's already the consolidated numbers. So, if there's any simplification of gain in doing that, we have this flexibility for sure.

Pryia Origupa: Thank you so much.

Operator: Thank you. Our next question comes from Antonio Hernandez.

Antonio Hernandez: Hi, good morning. Thanks for taking my question. Just a quick follow-up on the Australia segment. I mean, you already mentioned where we could see some upside there, but if you could quantify that, that would be appreciated. And then I have another follow-up. Thanks.

Gilberto Tomazoni: Antonio, thank you for the question. But I had a problem to understand your question. If you don't mind, please, could you repeat?

Antonio Hernandez: Yes, sure. Regarding Australia, you already mentioned where could we see some upside going forward, but if you could quantify that, that would be appreciated. And then I have a quick follow-up.

Gilberto Tomazoni: We don’t give forecast about our business, it’s not our policy, but I can tell you we are in the beginning of the cycle and if you look for the past of our results, it's a good perspective all we can deliver. But we are saying that in Australia beef is our big segment and we are just in the beginning. We see that the margin will be similar or could be higher, could be low, because of course, Australia export 70% of the production. If the market conditions help Australia, for example, in the US we have now reduced in terms of availability of cattle, could help Australia to be more active in international market because we are competing in some market.

We see for Australia from the coming quarters the results in this similar we have released.

Antonio Hernandez: OK. Thanks. And just a quick follow-up regarding the US, just as you mentioned. Well, what do you think about cattle costs in the US, especially live cattle prices are being higher after another one? So, if you could provide more light on the US in that sense, that would be helpful.

Wesley Batista: Sorry, could you repeat that question, please?

Antonio Hernandez: Yes, on your perspective on cattle costs in the US, especially after cattle prices are being higher, they're a little bit unexpected on that. But any perspective on the US beef business? Thanks.

Wesley Batista: So, Antonio, you know, what exactly the cattle cost is going to be is going to depend a lot on the activity levels of the industry, on the supply on any given month. But we know that from a supply perspective, we are in a tight supply of cattle right now, we're going to 2024 in which we're going to start seeing a herd rebuild, hopefully, and all signs point to that. So, we're going to start seeing heifers coming out of the, you know, not going to feedlots and actually going to breeding herds, which should in 2024 actually restrict supply further, which is all that the public data points to. So, this is no new.

So, we expect that we already are in a tight supply situation, and going into next year, we're probably going to see a tighter supply for cattle.

Antonio Hernandez: OK. Thanks for the call. Have a nice day.

Operator: Thank you. Our next question comes from Carla Casella, with JP Morgan.

Carla Casella: Hi, great. Thank you. Just a couple of clarification questions. The dividend that you expect to pay with the listing, can you just talk about the thought process before that, around that, sorry? And is that contingent on the listing? And the time frame of it.

Guilherme Cavalcanti: OK, Carla. Yes, first, it is contingent on the approval of the listing on the General Assembly. So, expectations is to be paid only by year-end of this dividend despite it has been announced in the last quarter.

Carla Casella: OK. And is that assumed amount assuming that would be the typical Brazilian 25% of net income payout, or was it just a, you know, I'm guessing how you rove… I'm wondering how you rove to that number.

Guilherme Cavalcanti: No, the number we already announced, which is R$1 per share, or US$0.20 per share. That is the same that we paid in June, US$448 million, and this amount was just… because we want to try, as all other food companies, we want to try to make our dividends more stable for predictability purposes, so last year we paid US$900 million in dividends, this year, if it's approved on General Assembly, will be another US$900 million.

But the main reason for us to put this special dividend is for the shareholders that face any capital gains in the exchange on the listing process, they have the funding to pay for this capital gain.

Carla Casella: OK, great. So, you haven't set a policy yet for dividend payout after the listing, but do you expect it to be similar to where it was before, or would it be lower since you don't have the 25% Brazilian requirement for payout?

Guilherme Cavalcanti: That's a good question. Yeah, we will not have the 25% minimum dividend payout, it`s something that is very particular to Brazil, we’ll be designing and mentioning a new policy that we've already been working that since the last trials, will be more generic. Basically, the new dividend policy will be a language that is based on our free cash flow generation. Because we are a cyclical company, we have to have the flexibility, although we'll be trying to make it more stable as possible, but we cannot commit ourselves to more specific parameters given the cyclicality of our business.

So, it will be something that will be based on our free cash flow generation.

Carla Casella: OK, great. And then you commented that third quarter will be your peak leverage and you should start deleveraging by the fourth quarter as the cycles we lap easier comparisons in the cycle. Do you think you'll be able to keep your leverages inside of the five times, or could you have ratings risk on third quarter earnings?

Guilherme Cavalcanti: Hi, Carla. Remember that the rating agencies they work on a moving average of a two historical years and three forecast years, so one quarter being on levels of four to five times is not enough for them to make a revision. And this third quarter peak will not come from an increase in the debt, but a statistical effect that the denominator will be exchanged last year’s EBITDA of third quarter of US$1.9 billion to something lower.

But on the fourth quarter we already have a tougher fourth quarter than last year, we expect to be there this year. So, then this statistical effect finishes, and our free cash flow begins our deleveraging process.

This is not a guidance, but just to give you an account that, let's say, what is necessary to happen for us to be at the 2.5 times, which is our long-term target, by 2025? So, making this calculation backwards, if we have 5% margin this year and an average of 6.5% of margin in the next two years, we will reach the 2.5 by 2025 on the third or fourth quarter.

So, this is the natural path of the leverage that the rating agencies consider in their forecast.

Remembering that the last five years, our EBITDA margin averaged 10%. In the last 10 years, this average was 9%, and in the last 15 years this average is 7.5. So, if we consider margins below those levels, we still manage to reach 2.5 times by the end of 2025. Basically, these calculations I mentioned in calls before, 75% of our debt is bonds that have fixed coupons, so our interest expenses is in a range of US$1 to 1.1 billion per year, our leasing is around US$500 million per year, our capital expenditures on a range of 1.3 to 1.4 billion per year, tax this year will be much lower than last year given the tight margins that we are presenting.

So, breakeven EBITDA we can continue assume around the US$3 billion figure. So, you see that those margins you can make the calculation of the excess free cash flow that will deleverage the company.

Carla Casella: That's fantastic. Thank you for all the color. Let me just ask one more business question. You've made some management changes and additions over the last six months. Are you still looking for any key members of your team or are you fully staffed at this point?

Gilberto Tomazoni: Sorry, Carla, could you repeat the question, please?

Carla Casella: Yes. You've made some management hires over the last six months, or management changes, and I'm just wondering if all of your key roles are filled at this point or are there any missing links of holes you're expecting to fill between now and year-end on the management?

Gilberto Tomazoni: OK, it's clear. Thank you for the question and the opportunity to clarify. We have made some changes in our structure in order to accelerate the change we need to do in our operations. We are now designed after the listing what will be the right structure for managing our business.

So far, we are not in the market looking for someone for any position, but all the time we use our internal team to promote for different positions. But if you took for the top level now, C-level, we are not looking for anyone, for any position at the moment.

Carla Casella: That's great. Thank you.

Carla Casella: Thank you. Our next question comes from Ben Black, with RBC.

Ben Black: Hi, guys. Thanks for taking my call. Just a quick question on a go forward basis. I know that in the infographic that you guys set up showing how the dual listing will go, you'd mentioned the possibility to raise money to potentially deleverage, maybe just help frame how you see accessing, potentially accessing the market in the future to deleverage the balance sheet.

Under what circumstances you would do that? One. And second of all, your comments about potential M&A in the future earlier in the call, maybe just speak about how using equity to do acquisitions would be considered? Thanks.

Guilherme Cavalcanti: Thank you. Thank you, Ben. Just as I mentioned before, we don't need an active raising to deleverage the company, as I mentioned in the previous question, only if we wanted to speed up this deleverage. So, situations that might raise equity, I would say, first on a transformational M&A that we could use this currency, which we don't have anything right now, but that's a possibility, and it will also depend on how fast the rerating of our shares happens.

Just to give you a sense, PPC, which we own 82%, has a market cap of US$6.1 billion, while JBS has a market cap of 8.8 or less billion dollars. So, PPC multiples is in the range of 9 times while our multiples are in a range of 6 times. So, in order to have an efficient equity raising, we would need this rerating to happen then, so the dilution will be less for the shareholders.

Ben Black: And then just one last follow-up question. You know, I know you said earlier that the rating agencies were very aware of your deleveraging path and are comfortable with it. I guess if you were to come into a situation whether you were less comfortable, would you feel comfortable raising equity to preserve the investment grade rating?

Guilherme Cavalcanti: That's something that we have to think when it comes. As I mentioned, it will all depend on the level of the share price will be, the multiples that we have. So, this is something that we have to discuss on the contest when it appears.

Ben Black: Perfect. Thanks guys.

Operator: Thank you. This concludes today's question and answer session. I would like to invite Mr. Tomazoni to proceed with his closing statements. Please, go ahead, Sir.

Gilberto Tomazoni: I'd like to thank all of you to be part of our conference call and thank you for our investors, for our suppliers and our 260.000 team members that made this company be the great company and one of the largest food company in the world. Thank you.

Operator: That does conclude the JBS's audio conference for today. Thank you very much for your participation. Have a good day and thank you for using Chorus Call.